UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: May 15, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Voluntary Announcement

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Voluntary Announcement

References are made to the paragraph headed “Material Legal Proceedings” in the “Report of the Directors” of the 2011 and 2012 annual reports, the announcement dated 22 October 2012, note 20(iii)(e) to the interim condensed consolidated financial statements of the 2013 interim report and the paragraph headed “Material Legal Proceeding” in the “Report of the Directors” of the 2013 annual report of CNOOC Limited (the "Company") in relation to a purported class action complaint filed by Sam Sinay, individually and on behalf of all others similarly situated (collectively, the “Appellant”) at the United States District Court for the Southern District of New York and the subsequent appeal brought by the Appellant to the United States Court of Appeals for the Second Circuit (the “Court of Appeals”).

The Court of Appeals issued a Summary Order on 3 February 2014 (New York time) which found the Appellant’s argument without merit and affirmed the Trial Court’s judgment. The Appellant was able to appeal against the Court of Appeals’ decision by filing a petition for a writ of certiorari in the Supreme Court of the United States within 90 days from the issue of the Summary Order (namely, on or before 5 May 2014, New York time) (the “Appeal Period”).

The Company announces that as of the date of this announcement, the Appellant has not filed a petition for a writ of certiorari in the Supreme Court.  As the Appellant has not filed any appeal within the Appeal Period and the Appeal Period is now over, in accordance with the laws of the United States, all the claims brought by the Appellant at the Trial Court and the Court of Appeals are dismissed in their entirety.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary
Hong Kong, 15 May 2014

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch
Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Lv Bo Zhang Jianwei Wang Jiaxiang